

Mail Stop 4631

March 29, 2010

Mr. Michael B. Clauer
Chief Financial Officer
BWAY Holding Company
8607 Roberts Drive, Suite 250
Atlanta, GA 30350-2237

> **Re:** **Form 10-K for the Fiscal Year Ended September 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2009**
> **BWAY Holding Company: File No. 001-33527**
> **BWAY Corporation: File No. 001-12415**

Dear Mr. Clauer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant